Issuer Free Writing Prospectus filed pursuant to Rule 433 supplementing the Preliminary Prospectus Supplement dated September 12, 2006 and Prospectus dated April 7, 2006

Registration No. 333-133115

September 12, 2006

VENTAS REALTY, LIMITED PARTNERSHIP
VENTAS CAPITAL CORPORATION

$225,000,000 6 3/4% Senior Notes due 2017

Issuers:	Ventas Realty, Limited Partnership and Ventas Capital Corporation

Guarantors:	Ventas, Inc. and each of its current and future Restricted Subsidiaries (other than Excluded Joint Ventures) (as each term is defined in the prospectus supplement) until certain conditions are met.
Principal Amount:	$225,000,000. This represents an increase of $25,000,000 from the aggregate principal amount indicated on the cover page of the preliminary prospectus supplement.
Title of Securities:	6 3/4% Senior Notes due 2017

Final Maturity Date:	April 1, 2017

Public Offering Price:	99.375%

Gross Proceeds:	$223,593,750

Underwriting Discounts:	$2,062,500

Net Proceeds to Issuers before Expenses:	$221,531,250

Net Proceeds to Issuers after Expenses:	$221,231,250

Coupon:	6.750%

Yield:	6.834%

Interest Payment Dates:	April 1 and October 1

Record Dates:	March 15 and September 15

First Interest Payment Date:	April 1, 2007

Equity Clawback:	At any time prior to April 1, 2010, at a redemption price (expressed as a percentage of the principal amount of redeemed notes) of 106.750% plus accrued and unpaid interest.

Optional Redemption:

Commencing on or after April 1, 2012, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest if redeemed during the 12-month period beginning on April 1 of each of the years indicated below:

Year	Price
2012	103.375%
2013	102.250%
2014	101.125%
2015 and thereafter	100.000%

Make-Whole Redemption:

At any time prior to April 1, 2012, at a redemption price equal to 100% of the notes redeemed plus a make-whole premium calculated using a Reinvestment Rate (as defined in the prospectus supplement) equal to 50 basis points plus the yield on comparable Treasury securities plus accrued and unpaid interest.

Trade Date:	September 12, 2006

Settlement Date:	September 19, 2006 (T + 5)

Form of Offering:	SEC Registered (Registration No. 333-133115)

Joint Book-Running Managers:	Banc of America Securities LLC Citigroup

Estimated Expenses of Offering to Be Paid By Issuers:	$300,000

Allocation:	Name	Principal Amount of Notes to Be Purchased
	Banc of America Securities LLC	$90,000,000
	Citigroup Global Markets Inc.	$45,000,000
	Merrill Lynch, Pierce, Fenner & Smith Incorporated	$28,125,000
	UBS Securities LLC	$28,125,000
	BMO Capital Markets Corp.	$11,250,000
	Deutsche Bank Securities Inc.	$11,250,000
	KeyBanc Capital Markets, a Division of McDonald Investments Inc.	$11,250,000
	Total	$225,000,000

CUSIP:	92276MAT2

ISIN:	US92276MAT27

Listing:	None
Capitalization: (as of June 30, 2006)

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2006:

•      on an actual basis; and

•      as adjusted to give effect to the sale of the notes offered by this prospectus supplement and the application of the net proceeds therefrom.

	Actual	As Adjusted
	(in thousands)
Cash	$ 1,932	$ 56,163
Revolving credit facility	$ 167,000	$ —
Existing senior notes	1,091,038	1,091,038
Senior notes offered hereby	—	225,000
Other long-term debt	624,871	624,871

Total debt	1,882,909	1,940,909

Total stockholders’ equity	649,996	649,996

Total capitalization	$2,532,905	$2,590,905

We expect that delivery of the notes will be made against payment on or about September 19, 2006, which will be the 5th business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T + 5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, or Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next succeeding business day should consult their own advisor.

The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by sending an email to dg.prospectus_distribution@bofasecurities.com or calling toll-free 1-800-294-1322.